SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated May 12, 2008.

Document 1

For Immediate Release	May 12, 2008
RM: 4 – 08

Crystallex Files Rebuttal

TORONTO, ONTARIO, May 12, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today provided a further update on developments regarding the Las Cristinas gold project in Bolivar State, Venezuela. On April 30, 2008, the Company reported that a Director General in the Administrative Office of Permits at the Ministry of the Environment and Natural Resources of Venezuela (“MinAmb”) had issued a communication to the Corporacion Venezolana de Guayana (“CVG”), the concession holder of the Las Cristinas concessions, that the Office of Permissions in the Ministry had denied the request of the CVG for the permit to affect the natural resources in Sifontes municipality of the State of Bolivar. Since being advised of the letter, Crystallex has had the opportunity to meet with Officials of both the Government of Venezuela and the CVG and has begun the process seeking the reversal of the Director General’s communication in order to bring the Las Cristinas gold deposit into production.

Today Crystallex filed the legal rebuttal to the position taken by the Director General of Permits in the Ministry of the Environment and Natural Resources. We anticipate that our partner the CVG will be filing their rebuttal in due course. The Ministry of the Environment and Natural Resources Director General who issued the letter has, under the administrative law of Venezuela, 15 business days to reply formally. If there is no reply, under law the answer is deemed to be negative.  At that time, the Company has the legal right to appeal directly to the Minister of Environment and Natural Resources who also has a set time (90 business days) to issue a finding.  If at that time the answer is negative, Crystallex has a number of legal avenues to pursue both in and out of Venezuela in order to protect its shareholders’ rights.

The communication from this Director General of the Ministry of the Environment and Natural Resources is in conflict with the Las Cristinas Environmental Impact Study approval, Construction Compliance Bond Request and Environmental Tax request issued by the Ministry of the Environment and Natural Resources. Both the posting of the Bond and payment of the requested Tax were satisfied in 2007 and Crystallex received receipt of acceptance. This communication appears to be in opposition to all mineral mining in the Imataca Region. In the opinion of Crystallex’s management, the communication in question also leaves a number of current and historic projects standing contrary to the communication. In addition, Crystallex believes that the content of the letter contradicts Presidential Decrees, National Assembly Resolutions, Ministry of the Environment and Natural Resources Resolutions, and Ministry of Basic Industry and Mines (“MIBAM”) Resolutions.

Since the contents of the Director General’s letter became public, local and indigenous communities, and Venezuelan Officials have voiced continued support for the development of the Las Cristinas project and other mining projects in the region. Crystallex has also become aware that the Venezuelan National Assembly intends to hold hearings regarding the Director General’s letter and the status of the Las Cristinas project.

The Company is continuing its efforts with the support of Venezuelan governmental agencies to advance the Las Cristinas project which will create significant employment, healthcare facilities and sustainable development for the surrounding communities.

In an effort to clear up any misinformation regarding the Venezuelan permit process and timelines, the Company has outlined environmental permitting milestones:

•
April 2004 – Crystallex and the CVG submit a draft Environmental Impact Study for Las Cristinas to the Ministry of the Environment and Natural Resources for consideration. The Submission of the Environmental Impact Study in April of 2004 started the environmental permitting process which included extensive dialogue, questions, meetings, and hearings between Crystallex, the CVG and the Ministry of the Environment and Natural Resources.

•	August 2004 – Land Occupation Permit for Las Cristinas confirmed by the Ministry of Basic Industry and Mines.

•	March 2006 – Ministry of Basic Industry and Mines approves Las Cristinas Feasibility Study and development plans.

•	June 2007 – Ministry of the Environment and Natural Resources approves Las Cristinas Environmental Impact Study.

•
June 2007 – Ministry of the Environment and Natural Resources requests Construction Compliance Guarantee Bond and Environmental Taxes, the final steps before processing and issuing of the Las Cristinas Environmental Permit. Crystallex posts the Construction Compliance Guarantee Bond and pays the Environmental Taxes.

•
October 2007 – Ministry of the Environment and Natural Resources Officials testify to National Assembly that all requirements for Las Cristinas have been fulfilled and that the Environmental Permit will be issued.

•
April 2008 – CVG receives letter from a Director General in the Ministry of the Environment and Natural Resources questioning environmental aspects of project and indicating all mining activities in region are illegal.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements included or incorporated by reference in this news release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” below or in the Company’s 2007 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	May 13, 2008	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh Title: Chief Financial Officer